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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number 000-23789

                           NOTIFICATION OF LATE FILING

(Check One): /X/ Form 10-K     / / Form 11-K   / / Form 20-F  / / Form 10-Q
             / / Form N-SAR
         For Period Ended:  OCTOBER 31, 2000
                            -----------------------------------------------
/ / Transition Report on Form 10-K          / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F          / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K
         For the Transition Period Ended:
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         READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM PLEASE PRINT OR
TYPE.

         Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant             FLOUR CITY INTERNATIONAL, INC.
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Former name if applicable           NOT APPLICABLE
                           ----------------------------------------------------

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Address of principal executive office (STREET AND NUMBER) 1044 FORDTOWN ROAD
                                                          ------------------

City, state and zip code KINGSPORT, TENNESSEE 37663
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                      (a)      The reasons described in reasonable detail in
                               Part III of this form could not be eliminated without unreasonable effort or expense;

         /  /         (b)      The subject annual report, semi-annual report,
                               transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                      (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


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         The registrant was unable to file its annual report on Form 10-K on
January 29, 2001 because the Chinese New Year holiday in Hong Kong and throughout Asia, where the registrant has significant business operations, interfered with the registrant's ability to obtain written confirmation from a 3rd party of sums owed to the registrant. Such confirmation is required in order to permit the registrant to complete its financial statements for the year ended October 31, 2000.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

     JOHNSON K. FONG                  (423)                     349-8692
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        (Name)                     (Area Code)              (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                   /X/  Yes    / /  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   /X/  Yes    / /  No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         EXPLANATION OF SIGNIFICANT CHANGES IN RESULTS FROM OPERATIONS:
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         The registrant expects to report that revenue for fiscal year 2000 increased by 56.2%, reaching $70.3 million as compared to $45.0 million for fiscal year 1999. Subject to obtaining a required 3rd party written confirmation, the registrant expects to report net income of approximately $2.5 million for fiscal year 2000 compared to a reported loss of approximately $2.2 million for fiscal year 1999. However, if the registrant does not obtain the required written confirmation, the registrant would report net income of approximately $1.6 million.


                         FLOUR CITY INTERNATIONAL, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      JANUARY 30, 2001                         By:  /s/ JOHNSON K. FONG
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                                                          Johnson K. Fong,
                                                       Chief Financial Officer

                  INSTRUCTION, The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omission of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

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